

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

David Stamler
Chief Executive Officer
ALTERITY THERAPEUTICS LTD
Level 14, 350 Collins Street
Melbourne, Victoria 3000, Australia

> **Re: ALTERITY THERAPEUTICS LTD**
> **Registration Statement on Form F-3**
> **Filed October 2, 2023**
> **File No. 333-274816**

Dear David Stamler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Rodda, Esq.